

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2011

<u>Via Facsimile</u>
Bryan Hammond
Chairman of the Board and President
Explore Anywhere Holding Corp.
6150 West 200 South #3
Wabash, Indiana 46992

> **Re:** **Explore Anywhere Holding Corp.**
> **Amendment No. 4 to Form 8-K**
> **Filed June 21, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-33933**

Dear Mr. Hammond:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form. We note that you indicate that Exhibit 99.1 in your Form 8-K/A filed on June 21, 2011 includes your financial statements. However, it does not appear that you have filed this exhibit. Therefore, please amend your Form 8-K to include your financial statements. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via Facsimile</u>
         W. Scott Lawler, Esq.
         3550 N. Central Avenue, Suite 1025
         Phoenix, Arizona 85012